Exhibit 99.1

DLocal Limited Announces Pricing of Secondary Offering

Montevideo, Uruguay, October 20, 2021 – DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO) announced today the pricing of an underwritten public offering of 17,000,000 Class A common shares which are being offered by certain selling shareholders at a public offering price of $52.25 per share. The offering is being made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

The offering is expected to close on or about October 25, 2021, subject to customary closing conditions.

In connection with the offering, the selling shareholders have granted the underwriters the option to purchase up to 2,550,000 additional Class A common shares at the public offering price less underwriting discounts and commissions.

J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and Morgan Stanley are acting as global coordinators and BofA Securities and HSBC are acting as joint bookrunners of this offering.

The offering is being made only by means of a prospectus. When available, copies of the final prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866-803-9204, or by email at prospectus-eq_fi@jpmchase.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email to: prospectus@morganstanley.com.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in over 30 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the SEC. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
marketing@dlocal.com

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